UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  May 30, 2022

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 9.  Other Events

Financial Report for period ended March 31, 2022

On May 30, 2022, Contact Gold Corp. (the "Company") filed its condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 (the "Interim Financial Statements"), and its Management's Discussion and Analysis for the three months ended March 31, 2022 (the "MD&A") with the Canadian Securities Commissions on SEDAR.

The Interim Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

Contact Gold notes that beginning in the year ended December 31, 2019, the Company began reporting its financial results in accordance with United States Generally Accepted Auditing Principles ("US GAAP").  Prior to this, the Company had reported in accordance with IFRS.  Pursuant to having completed a corporate continuance to the Province of British Columbia in June 2021, the Company has reverted to preparing and reporting its consolidated financial statements in accordance with IFRS, with retrospective application through an election to change all of its accounting policies.

The Company notes that IFRS differs in some respects from US GAAP, and thus financial results may not be comparable to that which has been reported in previously-filed financial statements.  A discussion concerning the re-adoption of IFRS and transition from US GAAP is included in Interim Financial Statements under heading, "Re-adoption of IFRS and reclassification of comparative periods".

A copy of the Interim Financial Statements is attached hereto as Exhibit 15.1, and incorporated herein by reference. A copy of the MD&A, is attached hereto as Exhibit 15.2, and incorporated herein by reference.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3.

Annual General Meeting

On April 22, 2022, Contact Gold Corp. (the "Company") published its notice of annual meeting (the "Notice") and its management proxy circular dated April 22, 2022 (the "Circular"), relating to the Company's planned annual meeting of shareholders (the "Meeting") to be held on May 30, 2022 at 1:30 p.m. (Pacific Time), for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended December 31, 2021, together with the auditor's report thereon;

2. to fix the number of directors of the Company at SIX;

3. to elect directors for the ensuing year;

4. to appoint Ernst & Young, LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

5. consider, and if thought fit, approve an ordinary resolution approving the adoption by the Company of new "rolling" omnibus stock and incentive plan to supersede and replace the Company's existing stock and incentive plan, restricted share unit plan and deferred share unit plan, as more fully described in the Circular; and

6. To transact such other business as may properly come before the Meeting, or at any adjournment thereof.

Specific details of the above items of business, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are contained in the Circular which accompanies the Notice of the Meeting (the "Notice").

Shareholders of record at the close of business April 14, 2022 were entitled to receive notice, attend and vote at the Meeting. A copy of the Notice and Circular is attached hereto as Exhibit 15.4

On May 30, 2022, the Company published voting results from the Meeting held May 30, 2022.  The Company reported that a total of 153,557,062 common shares were voted, representing the votes attached to approximately 50.95% of all outstanding common shares.

Shareholders voted in favour of the election of all director nominees. The following voting results were provided:

Director	Votes for	% Votes for	% Votes withheld
Charlie Davies	153,467,547	99.94%	0.06%
John Dorward	153,475,547	99.95%	0.05%
Andrew Farncomb	153,475,547	99.95%	0.05%
Riyaz Lalani	153,467,562	99.94%	0.06%
Matthew Lennox-King	153,467,562	99.94%	0.06%
George Salamis	153,474,512	96.68%	3.32%

Shareholders also voted in favour of the (i) reappointment of Ernst & Young LLP, Chartered Professional Accountants, as auditor of the Company, and (ii) approval of a new 10% "rolling" Option and Incentive Plan (the "Incentive Plan"). The Incentive Plan was conditionally approved by the ("TSXV") on April 21, 2022, and is further subject to satisfying the requirements of the TSXV, including the filing of applicable documentation.    Approval of the Incentive Plan includes the approval off all unallocated Options, RSUs, Deferred Share Units ("DSUs"), and other contemplated forms of incentive renumeration to participants thereunder.

The following voting results were provided:

	Votes for	% Votes for	% Votes against
Reappointment of Ernst & Young LLP,	153,557,062	100%	0.00%
Approval of Incentive Plan	153,474,512	99.95%	0.05%

Grant of equity incentive awards

Immediately following the Meeting, and pursuant to the Incentive Plan, the Board approved the award of Options to directors, officers, employees and certain consultants to the Company to purchase an aggregate of 2,080,000 common shares in the Company, with an exercise price of $0.05 per share. The Options will expire five years from the date of grant, and vest in thirds over the course of three years.  The Board also awarded officers and employees of the Company an aggregate of 195,000 RSUs.  The RSUs vest in thirds over the course of three years, and expire December 31, 2025.  The Company expects to continue its practice of awarding DSUs to non-executive directors on a quarterly basis in satisfaction of director fees.

Item 7. Departure of Certain Officers

Resignation of executive officer

Immediately following the meeting, Mr. Andrew Farncomb stepped down from his role as the Company's Senior Executive Vice President.  Mr. Farncomb will continue to serve the Company as an active member of the Board, and intends to work closely with management.

Index to Exhibits

Exhibit Number	Description

15.1	Condensed Interim Consolidated Financial Statements for the three-months ended March 31, 2022 and 2021

15.2	Management's Discussion and Analysis for the three-months ended March 31, 2022

15.3	Press Release

15.4	Notice of Meeting and Circular

15.5	2022 Stock and Incentive Plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:       /s/ John Wenger
John Wenger, Chief Financial Officer

Date     June 2, 2022